September 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Oglethorpe Power Corporation

Request to Withdraw Registration Statement on Form S-3

Filed January 27, 2017

File No. 333-215778

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Oglethorpe Power Corporation (An Electric Membership Corporation) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-215778), together with all exhibits thereto (collectively, the “Registration Statement”). Oglethorpe originally filed the Registration Statement on January 27, 2017.

Oglethorpe submits this request for withdrawal as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time.

Oglethorpe confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Please send a copy of the written order granting withdrawal of the Registration Statement to my attention at Oglethorpe Power Corporation, 2100 East Exchange Place, Tucker, Georgia 30084, facsimile number (770) 270-7872, with a copy to Herbert J. Short, Jr., Eversheds Sutherland (US) LLP, 999 Peachtree Street, N.E., Suite 2300, Atlanta, Georgia 30309, facsimile number (404) 853-8806.

If you have any questions or require any further information, please contact Herbert J. Short, Jr., our securities counsel at Eversheds Sutherland, at (404) 853-8491.

Thank you for your assistance with this matter.

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Respectfully submitted,

/s/ Elizabeth B. Higgins
Name: Elizabeth B. Higgins
Title: Executive Vice President and Chief Financial Officer

cc:        Annalisa M. Bloodworth, Senior Vice President and General Counsel, Oglethorpe Power Corporation

G. Kenneth Warren, Vice President, Controller, Oglethorpe Power Corporation

Herbert J. Short, Jr., Eversheds Sutherland (US) LLP

Darryl F. Smith, Eversheds Sutherland (US) LLP